Exhibit 3.1

AMENDMENT TO THE

FOURTH AMENDED AND RESTATED
BYLAWS

OF

CF INDUSTRIES HOLDINGS, INC.

As amended April 20, 2018

As further amended May 4, 2021

THIS AMENDMENT TO THE FOURTH AMENDED AND RESTATED BYLAWS of CF Industries Holdings, Inc., a Delaware corporation, as amended April 20, 2018 and further amended May 4, 2021 (the “Bylaws”), is made as of April 13, 2022.

The first sentence of Section 9 of Article II (“Meetings of Stockholders”) of the Bylaws is hereby deleted in its entirety and replaced with the following:

Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, any question brought before any meeting of the stockholders shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation’s capital stock represented and entitled to vote thereat (on such question), voting as a single class.